🏘️📊

Commongrounds Cooperative is not accepting investment.

View investment opportunities on Mainvest

Edit Profile Watch this investment opportunity Share
Women-ledFamily-friendly
Commongrounds Cooperative

Real Estate

414 E. 8th Street
Traverse City, MI 49684
Get directions
View Website
Connect with us
Commongrounds Cooperative previously received $430,600 of investment through Mainvest.
Profile
Data Room
Updates 9
Discussion
This is a preview. It will become public when you start accepting investment.
THE PITCH
Commongrounds Cooperative is seeking investment to build a community-owned mixed use cooperative real estate project co-locating workforce housing with multi-modal transport and businesses focused on food, family, arts, and wellness.
Generating RevenueFirst LocationLease Secured
Play
00:00
-03:52
Mute
Settings
Enter fullscreen
Play
This is a preview. It will become public when you start accepting investment.
OUR MISSION

Commongrounds is a real estate cooperative in Traverse City, with a goal to develop real estate that meets community needs and increases quality of life in the region.

Commongrounds has two classes of ownership: our commercial real estate tenant-owners (businesses and nonprofits), and members of our community. All investors must purchase a $50 lifetime (non-refundable) share to become a community owner in Commongrounds. This allows you to be an owner of the cooperative and have the opportunity to invest in the project and receive regular updates. You may also choose to pay an annual membership fee to be an active member who can participate in governance and membership benefits. To purchase a $50 ownership share, please go to www.commongrounds.coop/join.
More than a building project, Commongrounds will be a backbone support for space and activities integrating wellness, arts, family, and food to help people and organizations be healthy, connected, creative, and inclusive. Together, we will provide shared value and triple bottom line returns on investment to tenants, partner organizations, and people working, living, learning, and playing in the region.
This is a preview. It will become public when you start accepting investment.
THE NEST IS YET TO COME 2023 CAMPAIGN
This is a preview. It will become public when you start accepting investment.
THE BUILDING

Our pilot project is 414 E. Eighth Street, a 4-story mixed-use building opening to the public in early 2023.

Located on the Boardman/Ottoway River and in the heart of the North Boardman Lake District in downtown Traverse City, Michigan -- the building offers stunning views of the river and easy access to nearby trails and multi-modal transportation.
The building is designed to meet community needs, offering workforce housing co-located with expanded locations for local nonprofit and business organizations focused on food, family, arts, and wellness.
Its development adds timely momentum to the redevelopment of 8th Street as a vibrant bike-and pedestrian-friendly neighborhood corridor.
The green design uses low impact design principles and features a green roof, energy and water efficient construction, low-emitting materials, and stormwater managed onsite.
This is a preview. It will become public when you start accepting investment.
INSIDE THE SPACE

Inside 414 E. Eighth Street you will find integrated community spaces, featuring tenant partners focused on food, family arts, and wellness--and workforce housing rental units.

The first floor is home to an early childhood education center along with a restaurant and cafe that mentors food entrepreneurs, lowering barriers to success and integrating them with the local food network.
The second floor contains a 150-seat performing arts and event venue, a teaching kitchen, and coworking and meeting space for nonprofits and small businesses.
The third and fourth floors provide workforce housing, which are a mix of studio and 1- and 2-bedroom apartments. Rents vary based on income and are set to be affordable for people earning 60% of area median income up to market rate units.
This is a preview. It will become public when you start accepting investment.
USE OF FUNDS: MAKING THIS HOUSE A HOME!

In Phase I and Phase II of our financing, we raised the money we needed to build a building--but your investment in Phase III will help us launch the project and open its doors, making the building even better and ensuring long-term sustainability for this place our community can all call home.

Final hard construction costs, such as: solar infrastructure, teaching kitchen completion, and a marquee; community amenities focused on food, families, arts, and wellness; and other build-out items to improve common areas and support our tenant-owners
Operating capital, such as: additional staffing for next 16 months, design, food/arts/family incubation, licensing, technology, communications, financing costs, reserve
Replacement of other financing with community investment
This is a preview. It will become public when you start accepting investment.
PRESS
Traverse City Real Estate Co-Op Breaks Several Different Molds

Cooperative or community-owned commercial real estate projects have popped up over the past few years in Oakland, Portland, New Orleans, Chicago, Atlanta. And now Traverse City — thanks to a loan guarantee from the USDA.

Commongrounds lands $1.5M grant

The Commongrounds Cooperative, a mixed-use development at 414 E. Eighth St., has received a $1.5 million grant from the Michigan Community Revitalization Program.

Commongrounds, More Workforce Housing Projects On The Docket

Construction is slated to break ground soon on the four-story, mixed-use Commongrounds Cooperative building at the corner of Eighth Street and Boardman Avenue, with the project anticipated to be complete by late 2021 or early 2022. The development is one of several planned to come online soon in Traverse City that will bring more workforce ...

Impact100 TC Awards Three $110K Grants To Local Nonprofits

Impact100 Traverse City distributed $110,000 transformational grants to three local nonprofits Tuesday. The 2021 recipients of Impact100 grants include: Crosshatch Center for Art and Ecology, with co-applicant Commongrounds Cooperative. The grant will go towards the Commongrounds + Crosshatch Performance Venue, a 150-seat performance venue to be housed within the community-owned Commongrounds building under construction ...

Commongrounds in Traverse City Hosts Virtual Groundbreaking

Construction starts soon on the 4-story, mixed-use real estate cooperative.

Teaching Kitchens Taking Hold In Traverse City

Groundwork Center for Resiliency is moving to the Commongrounds workshare development on Eighth Street – and it's bringing lunch with it. A new teaching kitchen run by the non-profit will provide opportunities for people to directly learn about and experience the benefits of healthy food and cooking.

Commongrounds Cooperative Puts Community First in Traverse City

This is a preview. It will become public when you start accepting investment.
THE TEAM
Leslie Donaldson
Chief Executive Officer

Leslie joined Commongrounds in June 2022 with decades of experience leading complex initiatives in community engagement, educational programming, and creative placemaking. Prior to Commongrounds, Leslie served as an Assistant Teaching Professor at Carnegie Mellon University, held two different senior leadership roles at Interlochen Center for the Arts, and designed and lead a range of festivals, programs, and community endeavors in Lansing, Michigan, including a collaboration with governmental partners and Michigan State University on a regional cultural economic development initiative. Leslie holds her Master of Fine Arts from Rhode Island School of Design and a Bachelor of Fine Arts from Michigan State University. She is a proud graduate of Traverse City Central High School and has been a lifelong advocate for Northern Michigan.

Kate Redman
Project Director

Kate Redman is a community enterprise attorney and the co-founder and project director of Commongrounds, a real estate cooperative in Traverse City, Michigan. Commongrounds develops real estate that is owned by its tenants and community and is designed to meet community needs and increase the quality of life in northern Michigan. Kate also founded Commonplace, a nonprofit coworking and community hub in Traverse City.

Andrew Lutes
Chief Operations Officer

Andrew's background spans from hospitality management and purpose-driven business operations, to music performance and early childhood tutoring. Most recently, he came to the project in October of 2020 after working as the General Manager of Workshop Brewing since 2016.

Joy Martin Omar
Director of Stakeholder Engagement and Events

A "professional people person" with over a decade of sales and marketing experience, Joy takes pride in connecting communities through mission-driven business and local food systems. Raised in Ann Arbor, Michigan she established a career in artisan retail at Zingerman's Delicatessen, and joins Commongrounds after three years as Marketing Manager and Assistant General Manager at Common Good Bakery in Traverse City, Michigan. Joy also runs Saltless Sea Creamery alongside husband/cheesemaker, Dave, and can often be found trying to keep up with her two young sons (Sam, 2 and Milo, 9 months) while wondering where she left her last cup of coffee.

Joey DiFranco
Creative Director

With over 15+ years as a creative and media strategist, Joey has driven growth and creative innovation for a variety of global brands including Nike, Google, Allstate, Fuji and more. An entrepreneur and media futurist, Joey seeks out unique strategies and opportunities for both investment and development, often on a non-traditional path.

Jessica Kooiman Parker
Visual Arts Curator and Designer

Jessica is an independent curator, art advisor, and designer developing the contemporary visual art program at Commongrounds. In her previous work, Jessica served as the Executive Director and Curator of the Firehouse Art Center in Longmont, CO, where she increased the budget and attendance while fulfilling the mission of providing life enhancing experiences through art. After becoming a mother, Jessica transitioned to independent curation, working with Redline Contemporary Art Center in Denver and Artworks Loveland before becoming the Visual Arts Curator of the Dairy Arts Center in Boulder, CO. Jessica holds her Bachelor of Fine Arts from the University of Wisconsin-Stout.

Ray Kendra
Architect

Ray Kendra is the architect of Commongrounds and founder/principal at Environment Architects, an architectural firm focused designing buildings that contribute to the environments that surround us. The firm looks at the circumstances, objects and conditions that are all around and create spaces that are functional, well-thought and beautiful. His experience includes residential and multi-use buildings similar in scope and size as Commongrounds.

Cunningham-Limp Construction
Construction Management

Cunningham-Limp is the construction management firm construction the building. They are a diversified real estate firm that specializes in development, design, and construction. They lead with a team of real estate experts, financial advisors, architects, engineers, and construction professionals. We deliver solutions by integrating with an ownership team and actively managing projects from concept through completion, assuming 100% responsibility for all phases of each project.

Sam Bennett
Project Manager

After receiving his Business Management and Marketing Degree from Loyola Marymount University, Sam started his career developing and executing grassroots marketing strategies for Red Bull Energy Drink, and then went on to lead global lifestyle marketing and entertainment projects for GoPro Inc. Today, Sam is a consultant with SwellMinded, an impact consultancy where he works as a strategist, project manager, and content producer focused on helping purpose-driven organizations better communicate the good that they are doing for their communities and our environment. Sam works closely with Commongrounds Cooperative through his role at SwellMinded.

Elise Crafts
Communications Manager

Elise is a consultant via her firm Statecraft, a community development consultancy founded in 2018 to help communities and organizations make their visions a reality. Elise combines her experience with community engagement, planning, development, and implementation to facilitate processes that are community-informed, action-oriented, partnership-driven, and tailored. In addition to her expertise in community development, Elise also offers communications services, including content development and project management to help project leaders fulfill their visions.

This is a preview. It will become public when you start accepting investment.
Updates
AUGUST 1ST, 2022
Last Day to Invest in Commongrounds! (& Thank You)

Hello from Commongrounds! Today is the last day to invest in our building currently under construction at 414 E. 8th Street in Traverse City. Our public-facing campaign closed at the end of 2021, but we kept our investment open because we kept receiving funding from additional investors. We appreciate the incredible show of support we've received and welcome any final hour joiners!

As a quick update, construction is on track to complete this fall. We expect our first residents to move in by October, and our commercial tenants to open in November. We'll invite all our owners and investors to a grand opening party in early 2023. We hope to see you there! We continue to raise funds to round out our capital campaign to support some additional physical improvements to the building, repay some bridge loans, and provide some additional staffing reserve money to ensure we hit the ground running after building opening.

For current investors, if you have not been receiving updates, please recall that every investor must also purchase an equity share as a community owner in Commongrounds for $50. All community owners receive regular email newsletters and updates. You can also watch the livestream of construction progress at www.commongrounds.coop, or wander over to our facebook page at https://www.facebook.com/commongroundscoop/ to see a facebook live tour of the construction progress on the residential units from this weekend.

Thanks, everybody! We are so grateful to all the investors like you that have made the project possible.

With gratitude,

the Commongrounds Team

PS - Here are some recent construction photos! Enjoy.

Aerial view of construction from 8th Street, April 2022

Aerial view of construction from the river side, April 2022

Views from the residential units.

Installed kitchen in a residential unit.

Views of commercial areas under construction (April 2022)

DECEMBER 27TH, 2021
This is our year.

2021 was a wonderful year for Commongrounds, thanks to you.

A year ago, we were just breaking ground on 8th Street. Today, the structure of our building stands tall. During the time in between 200 investors invested more than $350,000 in Commongrounds, and we added more than 100 new Commongrounds owners to our flock. The best news is, 2022 is set to be even better. Our building will open this year, and we will have the opportunity to come together in a whole new way!

Thank you all so much for your involvement in Commongrounds. We appreciate those of you who have invested, and for those of you who are still in the process of completing your investment, the round will remain open until the end of January.

To our newest investors-- pursuant to the requirements of our certificate, please sign up to become a member of the co-op before the investment window closes, so that your investment can be valid and in compliance with our bylaws.

We will talk to you in 2022!

From all of us here at Commongrounds Cooperative,

Happy holidays amd happy new year!

DECEMBER 6TH, 2021
SUCCESS!

As our public campaign closes, we are filled with gratitude and excitement that 183 amazing owners, friends, community members, and far-off admirers, have chosen to make this place we love better, together-- through community-owned development!

Our median investment for this campaign was $1,806 and total investment through today is $330,500, accounting for 66% of our stretch goal and 330% of our minimum goal-- PLUS we nearly DOUBLED our cumalitive campaign goal of 100 investors!

While our public-facing campaign ended on December 3rd-- the legal investment window will remain open for a little while longer, allowing some folks to complete their investments in the next week or so.

That being said, expect to see another update in the coming weeks as our campaign details finish coming in-- including information on how and when investors can begin redeeming their perks!

From all of us here at Commongrounds Cooperative, thank you!

We can't wait to see you at 414 E. Eighth St.!

DECEMBER 2ND, 2021
A day can make all the difference!

In less than 48 hours since our last update, 30 more individuals have invested, tipping us over the 50% mark towards our stretch goal!

With one day left in our public campaign, we are so grateful and honored that you've chosen to make the idea of community-owned development a reality here in northern Michigan.

In celebration, join us tomorrow, Friday Dec. 3rd, at 12:30pm-- LIVE on our Facebook page, for an on-site tour of our beautiful building's progress, and all the wonderful amenities it will have to offer our community.

Click here for more info -- and stay tuned for our campaign results update!

NOVEMBER 30TH, 2021
100+ investors and just a few days left!

With only a few days left in our campaign, we reached our 100 investor goal!

To all those who have invested thus far, thank you!

As you may already know, one of the things that makes Commongrounds Cooperative and our 4-story mixed-use building so unique, is the opportunity for our community members to earn triple-bottom-line returns-- while making big impacts in the areas of food, family, arts, and wellness throughout our region.

Imagine walking in to this beautiful building next year on a sunny, autumn afternoon. Perhaps you're picking up the baby from the early childhood center, or meeting a friend for a cocktail or cup of locally roasted coffee on the riverside deck. Maybe you're grabbing an after-work bite of locally-grown eats, or meeting a resident/friend to catch a concert in the listening room. Or, you could be headed through the bright, open space, and up the monumental stair to utilize your co-working membership or catch a class in the teaching kitchen.

Envision yourself in this building, and then envision your friends, your family, and your neighbors there. Feel that? That's the pride and sense of ownership that is achieved when a community chooses to make the place they love better, together.

We look forward to seeing you at 414 E. 8th St. next year-- to share in that feeling.

XO

the Commongrounds Team

NOVEMBER 25TH, 2021
Happy Thanksgiving!

Hello, investors! We hope you are enjoying a safe and wonderful holiday. We at Commongrounds are grateful for YOU -- the investors that continue to make our project possible. May your day be filled with love and gratitude.

NOVEMBER 12TH, 2021
Have you seen our new video?

Hello, friends! Happy Friday. A couple of quick updates for you as you head into the weekend:

We recently updated our Mainvest page with a video that helps tell the story of Commongrounds and what we hope this building can achieve for our neighborhood, community, the businesses it houses -- and you, our investors! If you have a moment today, please head to our Mainvest page and check it out!

Construction continues to progress and we look forward to the start of the installation of some of our metal paneling. You can see the crews installing the braces for the panels and insulation in our live feed this morning.

Have a wonderful weekend, all. As always, please feel free to post in the discussion section any questions you have about the project or the investment. We look forward to continuing to build 414 E. 8th Street with you!

Kate

NOVEMBER 3RD, 2021
Commongrounds Featured in Next City

Hello, friends!

We are excited to have been featured yesterday in Next City, a leading national periodical for sharing ideas and trends for building just and equitable communities. They featured our ownership and investment structure as an innovative way to involve communities in the real estate happening in their neighborhoods.

"Cooperative or community-owned commercial real estate projects have popped up over the past few years in Oakland, Portland, New Orleans, Chicago, Atlanta. And now Traverse City — thanks to a loan guarantee from the USDA."

The article does an excellent job of providing some detail on the project's funding mechanisms and genesis. Please enjoy and let us know if you have questions.

https://nextcity.org/urbanist-news/entry/traverse-city-real-estate-co-op-breaks-several-different-molds

Thanks for your interest and support!

Kate

Project Director, Commongrounds Cooperative

NOVEMBER 1ST, 2021
Construction is Underway!

Hello, Commongrounds friends!

We are pleased to report that construction of our pilot project at 414 E. 8th Street is making excellent progress - and incredibly in today's world, so far it is underbudget and (mostly) on time.

For those of you who are new to Commongrounds, we are a real estate cooperative owned by our community and our future nonprofit and business tenants. Our goal is to empower our community to come together to support building inspiring community spaces that help make our neighborhoods and quality of life better -- while giving people a way to build wealth by investing in their neighborhood.

Our pilot project at 414 E. 8th Street in Traverse City is designed to give momentum to the City's vision of redeveloping 8th street as a compact and walkable health and wellness corridor. We broke ground on our 4-story, mixed use/mixed income building in December 2020 and it is slated for completion by fall 2022.

Construction has continued with great success even during these challenging times thanks to our incredible construction manager, Cunningham Limp (CLC). We have a guaranteed price contract with CLC, so it is very unlikely we will have unexpected construction costs. However, even better than unexpected costs, they have managed our allowances to come in at least $150,000 under budget, so we actually will likely get money back. Despite extreme supply change disruptions and labor shortages, we have only had about a month of delay due to the steel market earlier this spring. At this point, we are through the period with the most uncertainty and Cunningham Limp is optimistic that we will remain on-time and underbudget to complete construction and open by fall 2022. We are grateful for their incredible leadership through this process.

And how about that view from the fourth floor! Can't wait to meet you up there for lunch in 2022!!

Thanks for your interest and support. As always, please feel free to reach out with questions.

Kate Redman

Project Director

kate@commongrounds.coop

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Repayment of bridge loans for construction $33,000
Add'l build out costs and community amenities $27,250
Operating capital (additional staffing for next 16 months, design, food/arts/family incubation, licensing, technology, communications, financing costs, reserve $33,000
Mainvest Compensation $6,750
Total $100,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $819,356 $1,597,962 $1,627,140 $1,657,073 $1,687,783

EXPENSES

Utilities $8,749 $13,123 $9,191 $9,420 $9,655
Salaries $266,667 $275,000 $283,250 $291,748 $300,500
Insurance $8,399 $8,608 $8,823 $9,043 $9,269
Repairs & Maintenance $11,667 $11,958 $12,256 $12,562 $12,876
Legal & Professional Fees $9,000 $9,225 $9,455 $9,691 $9,933

Marketing & Member Services $14,175 $18,900 $14,892 $15,264 $15,645
Property Taxes $127,000 $160,929 $133,429 $136,764 $140,183
General/Admin $22,792 $18,500 $23,945 $24,543 $25,156
Security Expenses $4,667 $8,000 $8,240 $8,487 $8,742
Landscaping & Snow Removal $4,375 $7,500 $7,725 $7,957 $8,195
Commongrounds LLC Owner Preferred Return $10,313 $10,313 $10,313 $10,313 $10,313
Operating Profit $331,552 $1,055,906 $1,105,621 $1,121,281 $1,137,316
This information is provided by Commongrounds Cooperative. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Offering Memorandum
Investor Agreement
2020 Balance Sheet
2020 Income Statement
2021 Balance Sheet
2021 Income Statement
Commongrounds FY21 Financial Statements and Audit.pdf
Investment Round Status
Target Raise $100,000
Maximum Raise $1,000,000
Amount Invested $0
Investors 0
Investment Round Ends December 7th, 2022
Summary of Terms
Legal Business Name Commongrounds Cooperative
Minimum Investment Amount $250
Description of Securities
All investors must join as an owner of the Cooperative (www.commongrounds.coop/join). The Investment Certificates provide owner-investors with an opportunity to earn an equity-like dividend return, beginning the year after building completion, which will be disbursed annually from there forward until the the investor withdraws and is repaid their original investment amount. The rate of return issued to each investor will be dependent on whether they select the regular return rate or our social impact return option. The regular rate will be 6% annually on the amount invested, while the social impact rate will be 3% annually, with an additional 3% being directed by the cooperative board to areas of social impact in the community and the building. The investor will annually have the option to choose to withdraw their capital after Year 5, contingent upon the Cooperative obtaining replacement capital. Investors will also receive perks as outlined below. Details are available in the investor agreement.
Financial Condition

Commongrounds Cooperative (the "Company") is organized as a Michigan non-profit corporation which operates for the purposes of community and real estate development and transforming real estate development by providing inclusive opportunity for community and tenant members to own and engage with all stages of a development, including planning, financing, ownership, and management; to design facilities for their benefit, use, and occupancy; and purposes and activities incidental and related to the foregoing purposes.

Please see our 2021 audit for detailed information on our financials as of December 31, 2021. We are still finalizing review of our 2022 financial statements (as of January 17, 2023), but here is a good faith summary as of December 31, 2022.

As of December 31, 2020 the Company had assets of $11,982,136.58, which was comprised primarily of property, including construction in progress ($10,429,248), capitalized soft costs ($485,631); as well as a deferred tax asset of $85,913, and other assets of cash, investment, and interests reserves held by our lenders (together totaling $930,926 with $40,416 in cash and $310,356 in cash interest reserves).

Commongrounds Cooperative is the majority (60%) owner of Commongrounds, LLC, which has leased the land at 414 E. 8th Street to Commongrounds Cooperative for 99 years for construction of a building. Commongrounds LLC is co-owned by investors (none of whom own more than 10%), who collectively invested $550,000 into the land purchase. Commongrounds Cooperative is planning to purchase the LLC co-ownership interests no later than 2028.

The company has had no major cash events since the 2022 financial sheets other than regular monthly operational expenses. The company did experience the following major cash event in 2021-22:

Received a $1.5mm grant from the Michigan Strategic Fund in February 2021 for the construction of a new commercial and residential development.

Entered into an agreement with a bank on February 26, 2021, for a construction loan not to exceed $8mm. This loan is collateralized by all assets of the cooperative. Almost $8mm has been drawn as of December 31, 2022 in order to complete construction on the building.

Entered into an agreement on February 26, 2021 with HASI OBS OP A LLC for a loan in the amount of $1,850,000. This loan is collateralized by real estate and is a PACE Special Assessment that stays with the property rather than the cooperative.

Entered into an agreement on February 26, 2021 with IFF, which is a non-profit Community Development Financial Institution (CDFI), for a loan of up to $1,500,000. This loan is collateralized by real estate. About $1m has been drawn as of December 31, 2022 in order to complete construction on the building.

Received approximately $660,000 for the issuance of Class T-1 certificates for community owner investors supporting specific commercial tenant-owners. These investors will earn a preferred dividend for their investment and be repaid by the tenant-owners.

Received approximately $430,000 in a Mainvest investment crowdfunding campaign as Community Owner investment certificates.

Received bridge loans totally $375,000 from community owners while we pursue and increase in loan funds from IFF (anticipated by March 2023).

Received a temporary certificate of occupancy for the entire building excepting commercial tenants who are not yet operational but are planning to be by spring 2023.

As of December 31, 2022, the Company just started generating revenue through rental of residential units and it rented at 85% of capacity. The commercial portions of the building are fully leased to our commercial tenant-owners but are not yet fully operational and open to the public. Commongrounds expects to start earning revenue from commercial tenants and from community membership events and rentals in Q1 of 2023. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

In terms of expenses, in 2022 the Company had total expenses of approximately $1,236,365, which included: construction loan interest payments ($310,356), taxes ($102,854), and various operations, staff, and contractor fees related to construction and operations.

Financial liquidity

Commongrounds Cooperative has a low liquidity position due to its low cash reserves as compared to debt and other liabilities. Commongrounds Cooperative expects its liquidity position to grow as it generates revenue this year and also decline upon raising capital on Mainvest and deploying the capital to grow the business.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Commongrounds Cooperative to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Commongrounds Cooperative operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Commongrounds Cooperative competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Commongrounds Cooperative's core business or the inability to compete successfully against the with other competitors could negatively affect Commongrounds Cooperative's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Commongrounds Cooperative's management or vote on and/or influence any managerial decisions regarding Commongrounds Cooperative. Furthermore, if the founders or other key personnel of Commongrounds Cooperative were to leave Commongrounds Cooperative or become unable to work, Commongrounds Cooperative (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Commongrounds Cooperative and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Commongrounds Cooperative is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Commongrounds Cooperative might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Commongrounds Cooperative is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Commongrounds Cooperative

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Commongrounds Cooperative's financial performance or ability to continue to operate. In the event Commongrounds Cooperative ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Commongrounds Cooperative nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Commongrounds Cooperative will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Commongrounds Cooperative is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Commongrounds Cooperative will carry some insurance, Commongrounds Cooperative may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Commongrounds Cooperative could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Commongrounds Cooperative's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Commongrounds Cooperative's management will coincide: you both want Commongrounds Cooperative to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Commongrounds Cooperative to act conservative to make sure they are best equipped to repay the Note obligations, while Commongrounds Cooperative might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Commongrounds Cooperative needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Commongrounds Cooperative or management), which is responsible for monitoring Commongrounds Cooperative's compliance with the law. Commongrounds Cooperative will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Commongrounds Cooperative is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Commongrounds Cooperative fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Commongrounds Cooperative, and the revenue of Commongrounds Cooperative can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Commongrounds Cooperative to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company’s ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Commongrounds Cooperative is a newly established entity and has no history for prospective investors to consider.

This information is provided by Commongrounds Cooperative. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I’d love for this business to...
My favorite part about this is...
Please tell me more about...
Sean S. Portland, OR 2 days ago

Hello -- will you be mailing out the 2022 interest payments soon? (I understand it will be prorated based on the COO timing.)

Reply
Kate R. Traverse City, MI 2 days ago Commongrounds Cooperative Entrepreneur

Thanks for checking in! We'll be sending an update later this month for when payments will start. Happy 2023 ;)

Reply
Joel J. Lafayette, LA 22 days ago

Let's say I invested $100 via Mainvest. Why does the $100 not count towards the $50 required for my share?

Reply
Kate R. Traverse City, MI 21 days ago Commongrounds Cooperative Entrepreneur

Hi, Joel - the $50 goes toward the purchase of a lifetime share, so it is essentially non-refundable. Your investment will be paid back according to the loan terms. I know the ownership share is different from other Mainvest options, but it is part of our structure as a cooperative to give our investors the right to an ongoing role in governance and ownership of the cooperative as well as investment. Thanks for your interest!

Reply
Kate R. Traverse City, MI 6 months ago Commongrounds Cooperative Entrepreneur

Thank you to everyone who invested in Commongrounds! We will be in touch this month with updates and next steps. Please disregard the message you received from Mainvest late last night describing your terms; it does not accurately describe our project. Our structure for providing returns is a little different than their usual business, so the automated email did not capture that. As you signed up for when you became an investor, you will receive a 6% preferred return starting when we have a certificate of occupancy for the building (projected by end of 2022), pro-rated in the first year based on when we are actually open. Thanks for your support!

Reply
Kate R. Traverse City, MI 6 months ago Commongrounds Cooperative Entrepreneur

Hello, all - to answer a common question: there is a $50 one-time fee to purchase a community owner equity share in Commongrounds that is required for all investors. Like other cooperatives, this share purchase allows the shareholder to be an owner and shareholder with certain rights, as described in the bylaws. You hold that share for the life of the cooperative, and it does not earn a return. You do not have to pay additional annual fees unless you want to participate in governance or other activities in the building for which there are fees. If you just want to hold your investment and earn a return, you will be paid your investment return without any additional fees required. You can read more about the Commongrounds ownership and governance structure at our website, www.commongrounds.coop/join. Just let us know if you have any questions!

Reply
Joel J. Lafayette, LA 22 days ago

I don't understand. Let's say I invested $100 via mainvest. Why does the $100 not count towards the $50?

Reply
Harrison G. Kalama, WA 6 months ago

I’d love for this business to further explain the member fee for the many who keep bringing it up. Do you have to pay it (and will investment be refunded if not), is it an annual fee, and overall what is it. There are a lot of words on the website but a simpler explanation looks like it would be beneficial in this discussion thread. Thanks!

Reply
Kate R. Traverse City, MI 6 months ago Commongrounds Cooperative Entrepreneur

Hi, Harrison! Thanks for your interest. We've answered the question in a few replies below, but I'll add a general discussion note as well - good suggestion!

Reply
Paul L. Chicago, IL 6 months ago

Is there an update on the progress of the building? It looks like the building was scheduled to be completed in Summer of 2022, but I don't see any updates on the progress, here or on the website. I am looking forward to attending the tour and opening party as a Toucan investor, but I'm hopeful to get a more frequent update on the progress. If I am missing something where more updates are being posted, could you please let me know?

Kate R. Traverse City, MI 6 months ago Commongrounds Cooperative Entrepreneur

Hi, Paul ! Thanks so much for your investment and support. We just posted an update. All investors are required to purchase an equity share in Commongrounds for $50; once you have purchased the share, you will receive regular email updates on the project as a community owner. Visit www.commongrounds.coop/join to sign up. Thanks so much for your interest.

Reply
Joel J. Lafayette, LA 3 months ago

Didn't we already buy shares by purchasing them through Mainvest? Are you saying we have to purchase an extra $50 share just get updates? There's no other way to get updates about this project we already invested in?

Reply
Patrick P. Provincetown, MA 6 months ago

I don't understand having to purchase membership when I have already paid Mainvest. Does this mean I have to pay twice ? Is the return calculated on the total investment ?

Kate R. Traverse City, MI 6 months ago Commongrounds Cooperative Entrepreneur

Hi Patrick - Thanks for your questions. The $50 is to purchase a share of our cooperative as a community owner. You hold that share for the life of the cooperative, and it does not earn a return. It is just the foundation of organization and you will have access to governance rights and other information as a community owner of the cooperative. You can reach more about at it our website, www.commongrounds.coop/join

Reply
John M. Quinton, VA 7 months ago

Good luck

PV M. 7 months ago

Hello, I love the concept. Can people outside of USA invest in this?

MARILOU P. Nashville, TN 8 months ago

Ultimately, we're all looking for common grounds.

Peter G. Miami, FL 9 months ago

I supported this to help out the mission

Lori M. Partlow, VA 9 months ago

I saw a question about the "investors must become members", but it wasn't ever answered on the discussion. I am "invested" for $100, do I lose that if I don't become a "member" as well?

Kate R. Traverse City, MI 9 months ago Commongrounds Cooperative Entrepreneur

Hi, Lori! Thanks for your interest. And you are correct, all investors must be community owners of the project and purchase a $50 equity share in the building. You can sign up at www.commongrounds.coop/join. Just let us know if you have any other questions.

Drew W. Eugene, OR 8 months ago

Is this a yearly $50 or a One Time?

Doug M. Alachua, FL 7 months ago

Katherine - I wasnt aware that i needed to sign up or pay more outside of Mainvest, can you explain more? I invested $500 in Jan 2022 and haven't received any repayments. Are we paying $50 on top of our current investment?

Kate R. Traverse City, MI 6 months ago Commongrounds Cooperative Entrepreneur

Hi, Doug - The $50 is one-time share purchase. It is to purchase a share of our cooperative as a community owner. You hold that share for the life of the cooperative, and it does not earn a return. It is just the foundation of organization and you will have access to governance rights and other information as a community owner of the cooperative. You can reach more about at it our website, www.commongrounds.coop/join. It is $50 on top of your current investment.

Reply
Doug M. Alachua, FL 6 months ago

So if we do not pay the additional $50 we will not receive a return on investment? I wish this was stated more clearly when we all bought in.

Reply
Lisabeth H. Georgetown, TX 9 months ago

I invested because I believe in this project

Hilena B. Malden, MA 10 months ago

I supported this because this make sense to me l, and I can foresee the growth of it in 5 years.

Luke E. San Diego, CA 10 months ago

Did you end up having to pay to be a Commongrounds member in addition to your investment here?

Hilena B. Malden, MA 10 months ago

Hi Luke, I did pay the $50 fees. I don't want to leave anything on the table and it made sense to me. So I made you I'm all in, I did everything they say, and all I have to do is to wait and see😊🤷‍♀️

Hilena B. Malden, MA 10 months ago

I made sure I'm all in*^

Doug M. Alachua, FL 6 months ago

Hilena - I invested back in Jan 2022 and haven't received any repayments. Do I also have to pay to become a member? I dont recall seeing this when i made my initial investment

Hilena B. Malden, MA 6 months ago

Hi Doug, becoming a member it's optional. I carefully went through everything before investing, and while going through them, there was an option to become a member, and I took advantage of that opportunity. And Return on investment doesn't happen right away or the same year. From my experiences, I always notice I start receiving returns on all my investments the year after my investment.

Doug M. Alachua, FL 6 months ago

Thanks for the info! Can you tell me what benefits come from becoming a member?

Hilena B. Malden, MA 6 months ago

Here's the contact below for more information Email info@mainvest.com Phone (978) 414-5989

WCraig J. Rensselaer, IN 10 months ago

What is the exit procedure out of this investment?

Denaz S. Little Rock, AR 9 months ago

Ask for a refund.

Kate R. Traverse City, MI 9 months ago Commongrounds Cooperative Entrepreneur

Hi, Craig. After the minimum investment period, there will be an annual opportunity to withdraw investment. We will ask investors to notify us by a certain date and then pay by the end of that year, provided the cooperative can afford the withdrawals..

Christopher D. Marion, OH 11 months ago

I invested because I think this is a great way to re-develop real estate based on community, not pure speculation.

Carmen L. Altamonte Springs, FL 11 months ago

Please clarify for if I already invested do I also have to sign up as a member for my investment to be valid?

Denaz S. Little Rock, AR 11 months ago

I also would like to know...

Luke E. San Diego, CA 10 months ago

As would I. From their website, it seems like it says we must sign up and pay to be a member in order to invest, but mainvest has no information on this. I'm not sure what my investment is doing at this point. Sitting idle?

Michael A. Burke, VA 11 months ago

I received this email. Is it real? "Thank you for being an investor in Commongrounds Cooperative and supporting main street businesses! We are contacting you to let you know that Commongrounds Cooperative is extending its offering end date to April 1st, 2022. We are required by law to receive a confirmation that you would like to remain an investor of Commongrounds Cooperative. PLEASE REPLY TO THIS EMAIL TO CONFIRM YOUR INVESTMENT. IF YOU DO NOT CONFIRM YOUR INVESTMENT WITHIN THE NEXT FIVE BUSINESS DAYS YOUR INVESTMENT WILL BE CANCELLED AND YOUR FUNDS RETURNED TO YOU. You can find more information by visiting the listing on mainvest.com."

Kate R. Traverse City, MI 11 months ago Commongrounds Cooperative Entrepreneur

Yes, that is a real email from Mainvest! Thanks for checking. Since we extended the deadline of our campaign. You shouldn't have to verify any additional info other than just replying if you would like to keep your investment. If you have any further questions, you can reply directly to the email you received or reach out to support@mainvest.com.

David B. Williamsburg, MI 12 months ago

I invested because I want to support new growth in my local community

Aron R. Pinole, CA 12 months ago

On reading Ray Kendra's description of the project, in a blog post on the cooperative's website, it was striking that it's implied that the building won't offer long-term onsite parking, free or paid, for tenants. Is that accurate? (The prospective Board Member packet mentions the property will have 16 underground parking spots, plus three above ground, all of which will be public and metered.) Beyond the bus stop, biking, walking, etc., are there any nearby parking lots which provide tenants who might have cars some place to park them, full-time, for free or at a reasonable monthly space rental cost? If so, what long-term parking options are available for tenants? (It does appear there are many short-term parking lots within a reasonable distance in the general Downtown area, which can accommodate visitors to the building's cafe, childcare facility, teaching kitchen, art spaces, events, etc.) Closely related: are there any car sharing options (a la Zipcar or equivalent) offered within ready walking distance of the building, if a tenant might need occasional, temporary use of a car? Am seeing several car rental agencies, including Thrifty and Enterprise, near the Cherry Capital Airport, but those seem to be around 1.5-2 miles from the building? (And there's generally more time and paperwork involved in renting from such agencies than via a car sharing service, which often allows fairly easy-to-make reservations via mobile apps.)

Kate R. Traverse City, MI 12 months ago Commongrounds Cooperative Entrepreneur

Thanks for your careful review of our documents! There are long-term parking spots for $50/month at nearby parking ramps (about .3 miles away). That said, we are prioritizing providing housing for people working within walking, biking, and bussing distance of the building so there may be some residents who are able to do away with the expense of a car if they can live close to where they work. Focus groups we did for the housing suggested there was demand for this. Traverse City does not currently have car share services but we would be glad to accommodate onsite if they became available. Car rentals are feasible, in particular because Enterprise will pick you up and take you to their agency to get the car.

Aron R. Pinole, CA 12 months ago

Excellent - thanks, Katherine! As someone who lived without a car until my early 30s, and know others who are currently doing so, it's definitely feasible, given transit options and close-in availability of shopping and other services. Great to know that there's affordable parking nearby, if you do have residents (perhaps particularly who may be older or have some physical disabilities, ongoing or short-term) and need full-time access to a car. And appreciate the reminder about Enterprise's pick-up service, as well!

Aron R. Pinole, CA 12 months ago

With apologies if I've come in like the proverbial "bull in a china shop" with all these questions, am hoping they're valuable for you and others at the coop, who may have already (or if not, might in the future) encounter some of these same queries. Also, would it be possible to have a look at my additional questions, posed as replies to Jordan W.'s query of about 3 months ago, "Hi, can you clarify on the investing process," near the bottom of Mainvest's discussion section. Thanks in advance as well! (I'm going to become one of your owners and very modest investors. Commongrounds drawing guidance and inspiration from EBPREC, here in the SF Bay Area, is really cool!

Aron R. Pinole, CA 12 months ago

Love the concept behind this project! Is there a preferred, non-spammy way to suggest a product – in this case, a sustainable shower head built by a small, family-owned business in the California mountains – that might be included in the project specifications? I read the update on the cooperatives's website spotlighting Ray Kendra, the project architect, and noted that this will be a LEED-certified building, for which such a product might be a good fit.

Kate R. Traverse City, MI 12 months ago Commongrounds Cooperative Entrepreneur

Sorry, we have already have showerheads on order for the building!

Aron R. Pinole, CA 12 months ago

Dang! Thanks for letting me know!

Kathleen (& John) D. Traverse City, MI about 1 year ago

This is a grand idea for the Traverse City young adults. May it thrive and grow!

Nicholas B. Traverse City, MI about 1 year ago

WOOOOHOOOO

Jackie D. about 1 year ago

Please tell me more about

Kate R. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Hi, Jackie! I think maybe the end of your thought was cut off. Please feel free to share any questions!

Janelle Christine S. Flushing, NY about 1 year ago

As a proud MSU alumni, I am happy to make a small investment to Cooperative Common Grounds. Thank you!

Kate R. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Thanks, Janelle!

Janelle Christine S. Flushing, NY about 1 year ago

As an MSU Alumni, I am so glad I was able to make a small investment for the new year! Mazel Tov!

Paul L. Chicago, IL about 1 year ago

Hello. I recently made an investment in the co-op and am excited to see this project come to fruition. I also became an "owner" and paid the $50 membership fee on your website. Is there anything else I need to complete for the investment to go through? My understanding is that I need to be an owner to invest, but I made the investment first and then signed up on the website. Does anything further need to be done?

Kate R. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Hi, Paul - I think you've covered your bases! Mainvest will "close" on all outstanding investments since our last close date when we reach our funding deadline in a couple of weeks. Thanks so much for your support.

Paul L. Chicago, IL about 1 year ago

I am very excited to support this project as a forward-thinking solution to affordable housing and supporting small local businesses.

William D. Tucson, AZ about 1 year ago

What is the rate of the late payment charge that will be assessed if the Annual Dividend is not paid on time to the investor? The Investor Agreement states "an annual rate equal to five percent (6%)." Is it 5% or 6%?

Kate R. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Thanks for your careful reading, it looks like you found a typo. The correct rate is 6% - equal to the annual preferred return. We will get that corrected in the main document. Thank you!

Renee B. Williamsburg, MI about 1 year ago

I invested because I want to support the positive social and community impact this project offers our city.

Andrew L. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Thank you Renee-- Welcome to Commongrounds!

Emily M. Traverse City, MI about 1 year ago

I invested because I want to contribute to this forward-looking, ethical, relentlessly positive, home-town community.

Andrew L. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Thank you, Emily!

Keelan M. Traverse City, MI about 1 year ago

CARPE DIEM

Barbara N. New York, NY about 1 year ago

LOVE the idea of a community-owned co-op real estate project! Supporting from afar.

Andrew L. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Thank you, Barbara!

Tiffany N. Warren, MI about 1 year ago

Very excited to see this take off

Andrew L. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

We are, too! Thank you for your investment, Tiffany!

JEAN K. Traverse City, MI about 1 year ago

This is such a worthwhile project. I am proud to offer my support!!

Kate R. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Awwwww, thanks, Jean!!!

JEAN K. Traverse City, MI about 1 year ago

Northern Michigan is privileged to enjoy the leadership of your team.

Brent w. Traverse City, MI about 1 year ago

I invested because this community space has the potential to enhance the arts scene in Northern Michigan!

Andrew L. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Thank you, Brent!

Kate R. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Can't wait for the special nutcracker holiday performances!!

Michael M. Traverse City, MI about 1 year ago

I invested because it's a brilliant concept to allow neighborhoods to influence the development of communities by the very same people who live and are directly affected by them.

Andrew L. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

We couldn't agree more. Thank you, Michael!

Josh S. Frankfort, MI about 1 year ago

KaKaww!

Andrew L. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Caw!! Thank you, Josh!

Robert T. Canton, MI about 1 year ago

I invested because it's nice to support a project somewhat local.

Andrew L. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Thank you, Robert!

Jason P. Pittsburgh, PA about 1 year ago

Great to see another real estate cooperative! Congrats on the success so far!

Andrew L. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Thank you, Jason!

meg z. Traverse City, MI about 1 year ago

Proud to support Commongrounds!!

Andrew L. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

And Commongrounds is proud to have you on board! Thank you, Meg!

Andrew L. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Here's to a brighter, more equitable future for all members of our community!

Kate R. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Here, here ;)

JEAN K. Traverse City, MI about 1 year ago

Please use my $$ toward Arts and Music.

Andrew L. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Yes! Thank you, Jean!

Mary V. Traverse City, MI about 1 year ago

Nice to have a local investment for something we can believe in!

Andrew L. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Thank you Mary!

Kate R. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Mary, you're a hero! Thanks so much for your generous support.

John and Sally E. Traverse City, MI about 1 year ago

I invested because we believe in supporting small businesses in Traverse City.

Andrew L. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Commongrounds and our community of tenants are grateful for your support. Thank you, John and Sally!

MJ F. Traverse City, MI about 1 year ago

I'm so happy for our community! I've been involved with Non profits most of my life and to see all that will be incorporated within this one structure is very exciting!

Andrew L. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Thank you, MJ! We are overjoyed that our community has said "yes" to making the place we love better, together.

PETER K. Traverse City, MI about 1 year ago

I invested because investing in Commongrounds Cooperative is investing in our community!

Andrew L. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Thank you, Pete!

Alyssa G. Lake Ann, MI about 1 year ago

Community and the arts is what keeps my own small business alive. I'm excited for this!

Andrew L. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Thank you, Alyssa!

Jonathan T. Traverse City, MI about 1 year ago

I'm very excited for this community resource! Thank you for including me in this investment opportunity.

Andrew L. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Thank you, Jon. Welcome to the flock!

John S. Flushing, MI about 1 year ago

Is there a way to get the wall recognition without the $2000 level?

Andrew L. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Hi John, great question. Investor presence on our recognition wall in the building actually starts at the Toucan level ($500+). Higher level investors like Blue Jay ($2000+) or above can expect their wall impression to be more pronounced.

Joshua H. Lake Ann, MI about 1 year ago

I invested because I believe in that communities benefit the most when the people in the community do what they can to help out. It doesn't matter the amount, everything helps.

Andrew L. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Thank you, Joshua!

Jonathan D. Traverse City, MI about 1 year ago

I recently made three investments and wondered if there was a total accrued investment that went towards the total to get certain perks as I've invested a total to gain the Toucan, Double Down and Blue Jay investor perks.

Andrew L. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Yes! Thank you for you investment, Jonathan. Investments for this round are cumulative, and the Blue Jay level of investment includes the Toucan perks!

Brandy G. Traverse City, MI about 1 year ago

So excited to have this wonderful addition to the neighborhood!

Andrew L. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Thank you, Brandy!

Catherine O. Grand Rapids, MI about 1 year ago

I invested because it is a unique opportunity to support a valuable project of our community keeping our dollars local.

Kate R. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Thank you, Cathy!!!

Edward L. Bronx, NY about 1 year ago

Good morning, can I still invest more(thanks in advance)?

Kate R. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Hi, Edward - you bet! Mainvest should let you increase your amount or just invest again. You can use their chat feature if you have any problems. Thanks for your interest!

Mark D. Traverse City, MI about 1 year ago

Just expanded my business and transferred everthing to Traverse City. Commongrounds building caught my attention while learning my way around town, did some reading and I love this concept. I couldn't think of a better way to become involved with the community.

Kate R. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Awesome, thank you, Mark! Welcome to TC.

Mark D. Traverse City, MI about 1 year ago

Thank you Katherine. Its greatly appreciated, happy to be here.

Linda S. Traverse City, MI about 1 year ago

I supported this to add to affordable housing in my community.

Kate R. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Thank you so much, Linda.

Ryan W. Traverse City, MI about 1 year ago

Arrived here a year ago and happy to support a new place to meet, work, and hang out with others in the neighborhood.

Kate R. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Excellent, thank you, Ryan! And welcome.

Cynitresse C. Rochester, NY about 1 year ago

Glad I found this opportunity to invest in a great company idea.

Andrew L. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Thank you, Cynitresse!

Colleen M. Traverse City, MI about 1 year ago

I invested because I’m excited to see how this all comes together!

Andrew L. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Thank you, Colleen!

Kate R. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Yay, thank you so much, Colleen.

Nancy C. Parsippany, NJ about 1 year ago

What is the difference between the 6% dividend and the 3% social impact dividend?

Andrew L. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Great question, Nancy! The impact return option essentially splits the 6% earned interest in half-- directing 3% to the investor, and the other 3% back to the cooperative board to be invested in categories that enhance the building's community impact. Examples for the use of those funds could be: added or supported programming in the building, added amenities, facility improvements, public art and events, and more. Hope that answers your question, but don't hesitate to reach out for more information. Thank you for your interest!

Mark E. Jacksonville, FL about 1 year ago

So going off of your example of investing $100.00. If I invest $100.00 then I earn will forever $6.00 a year? As in, it doesn't matter how well the project does, my $100.00 investment will only yield a fixed $6.00 a year return on investment?

Kate R. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Hello, Mark, thanks for your interest. Correct, 6% is the maximum return for these investment certificates. As a real estate cooperative, our profits are returned to our member-owners in proportion to how much they use our real estate and services. So there are opportunities for owners to receive additional returns down the road if they are using the cooperative but this investment certificate is structure at a fixed return.

Nathaniel E. Denver, CO about 1 year ago

My wife (Marie Evans) has family roots in this area and worked for Higher Grounds coffee shop when she lived there in 2016. We're happy to support!

Kate R. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

That's fantastic! Small world ;)

Edmund B. Grosse Pointe Woods, MI about 1 year ago

A beautiful building with great heart!

Kate R. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Thanks, Edmund!

Nathaniel E. Denver, CO about 1 year ago

I love this project and plan on investing something but I am a bit confused as to how the ROI goes. Usually on Mainvest there's a multiplier (such as 1.5X) but I don't see anything like that on here. Does that mean that investors just get what they invested back? As in invest 100$ and get 100$? Or is there potential to get back more than is invested?

Kate R. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Thanks so much for your interest! We will pay a 6% annual preferred return starting when the building is completed (projected fall 2022). When you exit, you will get the same amount you invested back but you will have earned the return. Because it is a preferred return rather than guaranteed, if there is a year that the project is financially struggling, instead of paying our investors cash, we will effectively compound it (add it to the principal to be repaid when you exit and pay 6% interest on it until then). Just let us know if that isn't clear or you have more questions.

Nathaniel E. Denver, CO about 1 year ago

It's more clear but not quite all clear yet. Could you put that in real numbers in dates using 100$ as an example? That would help. Also could you explain the "when you exit" part. Is that decided upon by me or the coop and when might that be?

Kate R. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

If you invest $100, you will earn $6 each year in 2023, 2024, 2025, and 2026. (In 2022, you will earn a pro-rated return based on when the building opens- probably, $2). If we failed to pay a return, for example, in 2023, we

would add it to your initial investment and pay the return on $106 (so you would earn $6.36 in future years, and be paid $106 when you exit).

Kate R. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

For exiting: After 5 years, you will have an annual option to stay in or leave. If you stay in, we will continue to pay the $6/year return. Technically we have the option to buy you out after 5 years, but our intent is to let people leave their money in the project if they want to do so.

Jennifer Y. Traverse City, MI over 1 year ago

¡Viva Commongrounds!

Kate R. Traverse City, MI about 1 year ago Commongrounds Cooperative Entrepreneur

Yesssssssss!

Bruce O. Grand Rapids, MI over 1 year ago

How are investments secured at this phase?

Kate R. Traverse City, MI over 1 year ago Commongrounds Cooperative Entrepreneur

Hi, Bruce! These investments are owner equity investments, which is technically different than a loan that is secured or unsecured. However, community owner investment equity is basically the bottom of the capital stack in priority (ahead only of tenant-owners). If Commongrounds went under, and we sold the building and the land, first we would pay back all banks and lenders, and then the community owners. Because the building is under construction and financed for completion, it is less risky than our original raise, and we are hopeful that the value of the completed building/land will exceed our debt. But that is unknown and there is risk.

Nadeen K. Chicago, IL over 1 year ago

local local local :)

Andrew L. Traverse City, MI over 1 year ago Commongrounds Cooperative Entrepreneur

Thank you. Nadeen!

Russell S. Traverse City, MI over 1 year ago

Invest in the community you love.

Andrew L. Traverse City, MI over 1 year ago Commongrounds Cooperative Entrepreneur

Thank you, Russ!

Michelle D. Dayton, OH over 1 year ago

flock yeah! Commongrounds!

Andrew L. Traverse City, MI over 1 year ago Commongrounds Cooperative Entrepreneur

Thank you, Shelly! Caw! Caw!

Nicholas B. Traverse City, MI over 1 year ago

Lauren and I are so proud to have Commongrounds in our community, standing as a living testament to the values which make Northern Michigan so unique. We're also happy to support the work by investing our tens of dollars in it...

Andrew L. Traverse City, MI over 1 year ago Commongrounds Cooperative Entrepreneur

Thank you, Nick. We are grateful for all you have contributed!

Charlene A L. Traverse City, MI over 1 year ago

I invested because I believe in this concept—-wholly unique.

Kate R. Traverse City, MI over 1 year ago Commongrounds Cooperative Entrepreneur

Thank you, Charlene!

Jordan W. Brooklyn, NY over 1 year ago

Hi, can you clarify on the investing process? Do I only go through the process on the Mainvest site or do I have to also create an account on the Commongrounds site?

Kate R. Traverse City, MI over 1 year ago Commongrounds Cooperative Entrepreneur

Hi, Jordan! You invest through the Mainvest site. I'll make sure that is clear on our Commongrounds website as well. Thanks for your interest!

Jordan W. Brooklyn, NY over 1 year ago

Hi Katherine, In the investor agreement it says "NOTE: IF MEMBER IS NOT ALREADY A COMMUNITY OWNER, MEMBER MUST ALSO COMPLETE A CLASS C COMMUNITY OWNER APPLICATION (AVAILABLE AT WWW.COMMONGROUNDS.COOP/JOIN)". If I invest through Mainvest, does this require filling out an application and paying an additional fee to join the coop? Just want to make sure I understand it correctly.

Kate R. Traverse City, MI over 1 year ago Commongrounds Cooperative Entrepreneur

Hi, Jordan - Yes, you will have to sign up as a community owner ($50 share purchase), and then invest through Mainvest. All investors must be community owners. Just let me know if you have questions about what that means.

Aron R. Pinole, CA 12 months ago

Thanks, Katherine. Am seeing this web page; does this fully describe the nature of community ownership? https://www.commongrounds.coop/about-ownership

Aron R. Pinole, CA 12 months ago

Also, the Community Member application notes, "Commongrounds Cooperative is a real estate development cooperative that offers everyone in our region the opportunity to participate ..." Is residency (current or future) in Upper Michigan a requirement? An expectation? A nice-to-have, but owners (and investors) are welcome from elsewhere, as well?

Aron R. Pinole, CA 12 months ago

One last question: if something goes awry in the building or among the people living, working at, or visiting it, are Community Members (aka community owners) liable? (Pertinent here, since to invest via this Mainvest crowdfunding campaign requires signing up for community ownership.) I couldn't find that mentioned in any documents on the coop's website, save for the Indemnification section (Article 8) in the co-op's bylaws. Thanks!

Kate R. Traverse City, MI 12 months ago Commongrounds Cooperative Entrepreneur

Hi, Aron! Thanks for pointing me to these questions. I'm answering all three here: the website has the basics of community ownership just let me know if you have additional questions. There is no residency requirement and welcome community owners from affinity communities that just support the project concept as well as geographic communities. If something goes wrong, community owners are not liable for the cooperative's actions. Like other corporations, there is a liability shield for owners. Of course, if the cooperative goes under, then your investment would be at risk but nothing beyond that. Thanks for your interest!

Aron R. Pinole, CA 12 months ago

Thanks!! Appreciate this directly responsive and reassuring info. I've submitted a member/owner application and made a small investment here on Mainvest. (One question: I wasn't asked to pay the $50 membership/ownership fee, on submitting the application. Will that payment request be coming later via an email, or?)

Kate R. Traverse City, MI over 1 year ago Commongrounds Cooperative Entrepreneur

I invested because I love owlsome bird puns.

Nicholas B. Traverse City, MI over 1 year ago

This makes me want to uninvest...

Commongrounds Cooperative isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.